Exhibit 99.26

Unaudited Interim Condensed Consolidated

Financial Statements

March 31, 2017

May 10, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of Immunovaccine Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited interim condensed consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgement.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at March 31, 2017 and December 31, 2016

(Expressed in Canadian dollars)
	March 31,	December 31,
	2017	2016
	$	$
Assets

Current assets
Cash and cash equivalents	11,773,506	13,546,899
Amounts receivable	257,208	268,765
Prepaid expenses	497,510	469,261
Investment tax credits receivable	663,508	500,108
	13,191,732	14,785,033

Property and equipment (note 4)	345,066	315,843

	13,536,798	15,100,876

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,243,383	1,705,289
Amounts due to directors	21,245	40,101
Current portion of long-term debt (note 6)	57,296	57,627
	1,321,924	1,803,017

Deferred share units (note 5)	475,812	224,250

Long-term debt (note 6)	6,335,386	6,090,400

	8,133,122	8,117,667

Equity	5,403,676	6,983,209

	13,536,798	15,100,876

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the period ended March 31, 2017 and December 31, 2016

(Expressed in Canadian dollars)
	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 7)	(note 8)	(note 9)

Balance, December 31, 2015	43,600,557	5,612,103	753,375	(49,896,677)	69,358

Net loss and comprehensive loss for the year	–	–	–	(8,895,821)	(8,895,821)
Issuance of shares in private placements	15,566,000	–	–	–	15,566,000
Share issuance costs	(1,479,912)	–	–	–	(1,479,912)
Issuance of warrants in a private placement	–	–	436,500	–	436,500
Warrant issuance costs	–	–	(40,912)	–	(40,912)
Issuance of broker warrants	–	–	268,710	–	268,710
Exercise of warrants	50,700	–	(3,900)	–	46,800
Expiry of warrants	–	753,375	(753,375)	–	–
Employee share options:
Value of services recognized	–	812,501	–	–	812,501
Exercise of options	416,918	(216,933)	–	–	199,985

Balance, December 31, 2016	58,154,263	6,961,046	660,398	(58,792,498)	6,983,209

Comprehensive loss for the period	–	–	–	(2,369,139)	(2,369,139)
Exercise of warrants	476,990	–	(42,230)	–	434,760
Employee share options:
Value of services recognized	–	265,446	–	–	265,446
Exercise of options	544,550	(455,150)	–	–	89,400

Balance, March 31, 2017	59,175,803	6,771,342	618,168	(61,161,637)	5,403,676

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)
	Three months	Three months
	ended March 31,	ended March 31,
	2017	2016
	$	$
Revenue	–	64,852

Expenses
General and administrative	998,291	808,709
Research and development	831,904	768,899
Business development and investor relations	271,368	211,443
Accreted interest and adjustments	267,576	127,322

	2,369,139	1,916,373

Net loss and comprehensive loss for the period	(2,369,139)	(1,851,521)

Basic and diluted loss per share	(0.02)	(0.02)

Weighted-average shares outstanding	118,269,333	92,047,208

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)
	Three months	Three months
	ended March 31,	ended March 31,
	2017	2016
	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(2,369,139)	(1,851,521)
Charges to operations not involving cash
Amortization of intangible asset	–	6,093
Depreciation of property and equipment	21,716	17,223
Accretion of long-term debt	267,576	127,322
Deferred share unit compensation	251,562	–
Stock-based compensation	265,446	221,044
	(1,562,839)	(1,479,839)

Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	11,557	(545,857)
Increase in prepaid expenses	(28,249)	(9,732)
Increase in investment tax credits receivable	(163,400)	(64,482)
(Decrease) increase in accounts payable and accrued liabilities	(461,906)	420,513
(Decrease) increase in amounts due to directors	(18,856)	15,250
Decrease in deferred revenue	–	(73,521)
	(2,223,693)	(1,737,668)

Financing activities
Repayment of long-term debt	(22,921)	(17,733)
Proceeds from the exercise of warrants	434,760	–
Proceeds from the exercise of stock options	89,400	9,800
	501,239	(7,933)

Investing activities
Acquisition of property and equipment	(50,939)	(15,020)

Net change in cash and cash equivalents during the period	(1,773,393)	(1,760,621)

Cash and cash equivalents – Beginning of period	13,546,899	3,842,408

Cash and cash equivalents – End of period	11,773,506	2,081,787

Supplementary cash flow information

Interest received	34,181	9,653

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

1	Nature of operations and going concern

Immunovaccine Inc. (the “Corporation”) is, through its 100% owned subsidiary, a clinical-stage company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Halifax, Nova Scotia, the shares of the Corporation are listed on the Toronto Stock Exchange with the symbol “IMV” and trade on the OTCQX under the symbol “IMMVF”. The address of its principal place of business is 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of May 10, 2017, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2016 could result in restatement of these unaudited interim condensed consolidated financial statements.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Corporation for the year ended December 31, 2016. Refer to note 3 of the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2016 for more information on new accounting standards and amendments not yet effective.

The Corporation was required to adopt amendments to IAS 7, Statement of Cash Flows, effective January 1, 2017. No additional disclosures are required as a result of the adoption of this standard.

(1)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

4	Property and equipment

	Computer	Furniture and	Leasehold	Laboratory
	equipment	equipment	improvements	equipment	Total
	$	$	$	$	$
Year January 1, 2016
Opening net book value	32,953	21,885	–	242,870	297,708
Additions	42,836	–	–	68,277	111,113
Disposals
Cost	(104,080)	–	–	(18,042)	(122,122)
Accumulated depreciation	104,080	–	–	18,042	122,122
Depreciation for the year	(33,200)	(4,376)	–	(55,402)	(92,978)

Closing net book value	42,589	17,509	–	255,745	315,843

At December 31, 2016
Cost	140,812	70,319	–	883,236	1,094,367
Accumulated depreciation	(98,223)	(52,810)	–	(627,491)	(778,524)

Net book value	42,589	17,509	–	255,745	315,843

Period ended March 31, 2017
Opening net book value	42,589	17,509	–	255,745	315,843
Additions	18,283	10,098	16,600	5,958	50,939
Depreciation for the period	(7,297)	(909)	(614)	(12,896)	(21,716)

Closing net book value	53,575	26,698	15,986	248,807	345,066

At March 31, 2017
Cost	159,095	80,417	16,600	889,194	1,145,306
Accumulated depreciation	(105,520)	(53,719)	(614)	(640,387)	(800,240)

Net book value	53,575	26,698	15,986	248,807	345,066

(2)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

5	Deferred share units

On December 21, 2016, the Board of Directors adopted a Deferred Share Unit (“DSU”) plan. Members of the Board of Directors who are not employees or officers of the Corporation elect to receive all or a portion, but not less than 50%, of his or her fees in DSUs with the balance to be paid in cash. The maximum number of common shares which the Corporation is entitled to issue from treasury in connection with the redemption of DSUs granted under the DSU plan is 1,500,000 common shares. The Corporation grants, in respect of each participant, that number of DSUs as is determined by dividing the amount of fees that, but for an election, would have been paid to the participant, by the volume-weighted average trading price calculation per common share for the five trading days immediately preceding the grant date.

DSU activity for the period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	March 31, 2017		December 31, 2016
	#	$	#	$
Opening balance	325,000	224,250	–	–
Granted	74,842	89,062	325,000	224,250
Variation of fair value	–	162,500	–	–

Closing balance	399,842	475,812	325,000	224,250

During the three months ended March 31, 2017, the compensation expense was $251,562 (three months ended March 31, 2016 - $nil).

(3)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

6	Long-term debt

	March 31,	December 31,
	2017	2016
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786,474. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at March 31, 2017, the amount drawn down on the loan, net of repayments, is $3,746,977 (2016 - $3,749,531).	828,700	764,500

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at March 31, 2017, the amount drawn down on the loan is $2,997,446 (2016 - $3,000,000).	711,000	656,400

ACOA Business Development Program interest-free loan with a maximum contribution of $245,625, repayable in 72 equal monthly payments of $3,411 beginning September 1, 2011. As at March 31, 2017, the amount drawn down on the loan, net of repayments, is $17,088 (2016 - $27,321).	15,067	25,061

ACOA Business Development Program interest-free loan with a maximum contribution of $394,826, repayable in monthly payments beginning October 1, 2015 of $2,500 until October 2017 and $5,850 until September 2022. As at March 31, 2017, the amount drawn down on the loan is $349,826 (2016 - $357,326).	314,715	318,666

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944,000, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from the preceding fiscal year from specific product(s), at 5% for the first 5 year period and 10%, thereafter. As at March 31, 2017, the amount drawn down on the loan is $2,944,000 (2016 - $2,944,000).	246,200	226,400

Province of Nova Scotia (the “Province”) secured loan with a maximum contribution of $5,000,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the fifth anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at March 31, 2017, the amount drawn down on the loan is $5,000,000 (2016 - $5,000,000).	4,277,000	4,157,000
	6,392,682	6,148,027
Less: Current portion	57,296	57,627
	6,335,386	6,090,400

(4)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

6	Long-term debt (continued)

Total contributions received less amounts that have been repaid as at March 31, 2017 is $15,055,337 (December 31, 2016 - $15,078,178).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandon of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	March 31,	December 31,
	2017	2016
	$	$
Balance – Beginning of period	6,148,027	3,777,236
New debt, net of $nil (2016 - $314,000) allocated to government assistance	–	936,000
Accreted interest and adjustments	267,576	1,505,723
Repayment of debt	(22,921)	(70,932)

Balance – End of period	6,392,682	6,148,027
Less: Current portion	57,296	57,627

Non-current portion	6,335,386	6,090,400

(5)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

7	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
		$
Issued and outstanding

Balance – January 1, 2016	92,040,670	43,600,557

Issued for cash consideration, net of issuance costs	25,216,667	14,086,088
Stock options exercised	493,068	416,918
Warrants exercised	65,000	50,700

Balance – December 31, 2016	117,815,405	58,154,263

Stock options exercised	511,066	544,550
Warrants exercised	620,500	476,990

Balance – March 31, 2017	118,946,971	59,175,803

As at March 31, 2017 a total of 10,754,454 shares (December 31, 2016 - 15,324,555) are reserved to meet outstanding stock options, warrants, and deferred share units.

On June 8, 2016, the Corporation completed a bought deal private placement of 14,550,000 units at a price of $0.55 per unit, for aggregate proceeds of $8,002,500. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $0.72 for a period of 24 months, expiring on June 8, 2018. The value allocated to the common shares issued was $7,566,000 and the value allocated to the warrants was $436,500. Total costs associated with the offering were $750,054, including cash costs for commissions of $479,549, professional fees and regulatory costs of $174,595 and 871,908 compensation warrants issued as commissions to the agents valued at $95,910. Each compensation warrants entitles the holder to acquire one common share of the Corporation at an exercise price of $0.60 for a period of 24 months, expiring on June 8, 2018. The Corporation has allocated $709,142 of the issue costs to the common shares and $40,912 of the issue costs to the warrants.

On December 9, 2016, the Corporation completed a bought deal private placement of 10,666,667 shares at a price of $0.75 per share, for aggregate proceeds of $8,000,000. Total costs associated with the offering were $770,770, including cash costs for commissions of $480,000, professional fees and regulatory costs of $117,970 and 640,000 compensation warrants issued as commissions to the agents valued at $172,800. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.79 for a period of 24 months, expiring on December 9, 2018. The warrants and compensation warrants issued on June 8, 2016 and December 9, 2016 represent the only outstanding warrants of the Corporation as at December 31, 2016.

(6)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

8	Contributed surplus

Amount
$
Contributed surplus

Balance – January 1, 2016	5,612,103

Share-based compensation – stock options vested	812,501
Stock options exercised	(216,933)
Warrants expired	753,375

Balance – December 31, 2016	6,961,046

Share-based compensation – stock options vested	265,446
Stock options exercised	(455,150)

Balance – March 31, 2017	6,771,342

Stock options

The Board of Directors of the Corporation has established a stock option plan (the "Plan") under which options to acquire common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the Plan shall not exceed 9,100,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. The total number of options awarded to all insiders of Corporation shall not exceed 10% of the issued and outstanding common shares of the Corporation at the award date. If any option expires or otherwise terminates for any reason without having been exercised, the number of shares in respect of which option expired or terminated shall again be available for the purposes of the Plan. The Board of Directors may make certain amendments to the Plan without seeking the approval of the shareholders of the Corporation.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the volume weighted average market price of the shares for the five trading days immediately preceding the award (the "VWAP"). The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant. The vesting of the options is determined by the Board and is typically 33 1/3% every six months after the date of grant.

If approved by the Board of Directors, in lieu of paying the exercise price for the shares that may be issued pursuant to the exercise of stock options, the participant may elect to acquire the number of shares determined by subtracting the exercise price from the VWAP, multiplying the difference by the number of shares in respect of which the option was otherwise being exercised and then dividing that product by such VWAP. In such event, the number of shares as so determined (and not the number of shares to be issued under the Option) will be deemed to be issued under the Plan and all the options surrendered will be cancelled.

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor, of the Corporation for any reason other than being dismissed from their position for Cause, death or permanent disability, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

(7)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

8	Contributed surplus (continued)

Stock options (continued)

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the three months ended March 31, 2017, 853,800 stock options (2016 - 1,993,200), with a weighted average exercise price of $0.75 (2016 - $0.71) and a term of 5 years (2016 - 5 years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates. The value of these stock options has been estimated at $425,286 (2016 - $938,940), which is a weighted average grant date value per option of $0.50 (2016 - $0.47), using the Black-Scholes valuation model and the following weighted average assumptions:

	March 31,	December 31,
	2017	2016
Risk-free interest rate	2.70%	2.70%
Expected volatility	98%	111%
Expected life (years)	4.4	4.3
Forfeiture rate	4%	5%

Option activity for the three months ended March 31, 2017 and the year ended December 31, 2016 was as follows:

	March 31, 2017		December 31, 2016

		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	$	Number	$

Outstanding - Beginning of period	6,277,647	0.70	5,112,382	0.69

Granted	853,800	0.75	1,993,200	0.71
Exercised	(842,500)[1]	0.59	(628,785)[1]	0.46
Expired	(45,000)	0.40	(152,583)	0.78
Forfeited	–	–	(46,567)	0.67

Outstanding - End of period	6,243,947	0.72	6,277,647	0.70

1 Of the 842,500 (2016 - 628,785) options exercised, 617,500 (2016 - 213,840) elected the cashless exercise, under which 286,066 (2016 - 78,123) shares, having a value of $410,000 (2016 - $92,275) on the exercise date, were issued.

The weighted average exercise price of options exercisable at March 31, 2017 is $0.72 (2016 - $0.69).

(8)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

9	Warrants

Warrant activity for the period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	March 31, 2017			December 31, 2016
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
		$	$		$	$

Opening balance	8,721,908	0.71	660,398	5,697,446	0.66	753,375
Expired	–	–	–	(5,697,446)	0.66	(753,375)
Granted	–	–	–	8,786,908	0.71	664,298
Exercised	(620,500)	0.70	(42,230)	(65,000)	0.72	(3,900)

Closing balance	8,101,408		618,168	8,721,908		660,398

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2016 was $0.08, determined using the Black-Scholes valuation model and the following weighted average assumptions:

Risk-free interest rate	2.70%
Expected volatility	28%
Expected dividend yield	–
Expected life (years)	2

10	Related party transaction

During the three months ended March 31, 2017, there were no related party transactions (three months ended March 31, 2016 - $nil).

(9)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

11	Expenses by nature

	Three months	Three months
	ended March 31,	ended March 31,
	2017	2016
	$	$
Salaries, wages and benefits	736,384	660,747
Other research and development expenditures, including clinical costs	421,564	643,083
Professional and consulting fees	132,562	333,583
Travel	59,811	47,035
Office, rent and telecommunications	86,885	86,809
Insurance	17,006	17,038
Marketing, communications and investor relations	237,662	70,466
Amortization	–	6,093
Depreciation	21,716	17,223
Stock-based compensation	265,446	221,044
Accreted interest	267,575	127,322
Deferred share unit compensation	251,562	–
Other	48,276	44,355
Research and development tax credits and income tax recovery	(163,400)	(79,700)
Government assistance	(13,910)	(278,725)

	2,369,139	1,916,373

12	Capital management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	March 31,	December 31,
	2017	2016
	$	$
Total debt	6,392,682	6,148,027
Less: Cash and cash equivalents	(11,773,506)	(13,546,899)
Net debt	(5,380,824)	(7,398,872)
Shareholders’ equity	5,403,676	6,983,209
Total capital	22,852	(415,663)

The Corporation is in compliance with its debt covenants.

(10)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016

(Expressed in Canadian dollars)

13	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the statement of financial position date with relevant comparatives:

	March 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Cash and cash equivalents	11,773,506	11,773,506	13,546,899	13,546,899
Amounts receivable	166,691	166,691	128,572	128,572
Accounts payable and accrued liabilities	1,223,685	1,223,685	1,679,865	1,679,865
Amounts due to directors	21,245	21,245	40,101	40,101
Long-term debt	6,392,682	6,392,682	6,148,027	6,148,027

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are therefore excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at March 31, 2017 and December 31, 2016 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

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